Exhibit 3.1

CERTIFICATE OF DESIGNATION

ESTABLISHING THE DESIGNATION, POWERS, PREFERENCES, LIMITATIONS,

RESTRICTIONS, AND RELATIVE RIGHTS OF

SERIES A PREFERRED STOCK OF

KNOWLEDGE MACHINE INTERNATIONAL, INC. (“CORPORATION”)

(a corporation under the laws of the State of Nevada)

The undersigned, being the duly authorized and acting Chief Executive Officer of the Corporation does hereby certify that:

The Board of Directors of the Corporation has duly adopted resolutions providing for the issuance of a series of Preferred Stock in accordance with the provisions of NRS 78.195. The resolutions adopted by the Board of Directors of the Corporation are as follows:

RESOLVED, that the Board of Directors of the Corporation, pursuant to the authority conferred upon it by the Articles of Incorporation, as amended, does hereby create and provide for the issue of a series of the Preferred Stock, par value $0.001 per share, of the Corporation and does hereby fix and herein state the designation preferences and relative and other special rights of such series, the qualifications, limitations and restrictions thereof, as follows:

1.               Designation and Number of Shares. The series will be known as the “Series A Preferred Stock” (the “Series A Preferred Stock”), and will be a series consisting of One Hundred Fifty Thousand (150,000) shares of the authorized but unissued preferred stock of the Corporation, having a par value of $0.001 per share. Such number of shares of Series A Preferred Stock may be increased or decreased by the Board of Directors of the Corporation from time to time, provided that the number of shares shall not be decreased below the number of shares then issued and outstanding, plus the number of shares of such series reserved for issuance upon exercise of outstanding rights, options or warrants or upon the conversion or exchange of outstanding securities issued by the Corporation, nor increased above the amount authorized in the Articles of Incorporation of the Corporation.

2.               Dividends. The holders of the Series A Preferred Stock shall be entitled to participate with the holders of Common Stock pari passu in any dividends paid or set aside for payment so that holders of the Series A Preferred Stock shall receive with respect to each share of Series A Preferred Stock an amount equal to (x) the dividend payable with respect to each share of Common Stock multiplied by (y) the number of shares (and fraction of a share, if any) of Common Stock into which such share of Series A Preferred Stock is convertible as of the record date for such dividend.

3.	Liquidation Preference.

(a)             Payment. In the event of the liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to receive, out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made or any assets distributed to the holders of the Common Stock, the greater of (i) the amount (the “Liquidation Preference Amount”) per share of the Series A Preferred Stock equal to (A) $1.20 (subject to adjustment for stock splits, stock dividends, recapitalizations and the like) plus (B) any accrued but unpaid dividends to which the holders of Series A Preferred Stock are then entitled, or (ii) the per share amount distributed to holders of the Common Stock as though the Series A Preferred Stock were converted. If the assets of the Corporation are not sufficient to pay in full the Liquidation Preference Amount payable to the holders of outstanding shares of the Series A Preferred Stock, then all of said assets will be distributed among the holders of the Series A Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The liquidation payment with respect to each outstanding fractional share of Series A Preferred Stock shall be equal to a ratably proportionate amount of the full liquidation payment with respect to each outstanding share of Series A Preferred Stock. All payments for which this Section 3(a) provides shall be in cash, property (valued at its fair market value as determined by an independent appraiser reasonably acceptable to the holders of a majority of the Series A Preferred Stock) or a combination thereof. After payment of the full Liquidation Preference Amount to which each holder is entitled, such holders of shares of Series A Preferred Stock will not be entitled to any further participation as such in any distribution of the assets of the Corporation.

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(b)            Certain Events Deemed a Liquidation; Election as to Consideration. Upon the consent of the Board of Directors, a consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale or other disposition of all or substantially all of the assets of the Corporation, or the effectuation by the Corporation of a transaction or series of related transactions in which, following such transaction(s), the holders of the outstanding voting power of the Corporation prior to the transaction(s) cease to hold, directly or indirectly, over 50% of the outstanding voting power of the surviving entity, shall be deemed to be a liquidation, dissolution, or winding up within the meaning of this Section 3. Notwithstanding anything to the contrary herein, including Section 3(a), in the event of the occurrence of the transaction(s) in the foregoing sentence, each holder of Series A Preferred Stock shall have the option to receive (i) an amount equal to the Liquidation Preference Amount or (ii) the amount that such holder would have received if it had converted its Series A Preferred Stock into Common Stock immediately prior to the closing of such transaction (without giving effect to the liquidation preference of, or any dividends payable on, any other capital stock of the Corporation).

(d) Notice. Written notice of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Section 3, stating a payment date and the place where the distributable amounts shall be payable, shall be given by mail, postage prepaid, no less than forty-five (45) days prior to the payment date stated therein, or twenty (20) days prior to the stockholder meeting to approve the relevant transaction, whichever is earlier, to the holders of record of the Series A Preferred Stock at their respective addresses as the same shall appear on the books of the Corporation.

(c) Surrender of Certificates. On the effective date of any liquidation, dissolution or winding up within the meaning of this Section 3, the Corporation shall pay cash and/or such other consideration to which the holders of shares of Series A Preferred Stock shall be entitled under this Section 3. Each holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing such shares, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), at the principal executive office of the Corporation or the offices of the transfer agent for the Corporation, or shall notify the Corporation or any transfer agent that such certificates have been lost, stolen or destroyed and shall execute an affidavit or agreement reasonably satisfactory to the Corporation (the “Affidavit of Loss”) to indemnify the Corporation from any loss incurred by it in connection therewith, whereupon each surrendered certificate shall be cancelled and retired.

4.               Voting Rights. The holder of each share of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which each share of Series A Preferred Stock could be converted on the record date for the vote or written consent of shareholders and, except as otherwise required by law, shall have voting rights and powers equal to the voting rights and powers of the Common Stock. The holder of each share of Series A Preferred Stock shall be entitled to notice of any shareholders’ meeting in accordance with the bylaws of the Corporation and shall vote with holders of the Common Stock upon all other matters submitted to a vote of shareholders, except those matters required to be submitted to a class or series vote pursuant to paragraph 6 or by law. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Common Stock into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half rounded upward to one). The Corporation shall not, without the affirmative vote or consent of the holders of at least a majority of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting, in which the holders of the Series A Preferred Stock vote separately as a class, do any of the following:

(a)             alter, amend, or change any rights, preferences or privileges of the Series A Preferred Stock;

(b)              amend the Corporation’s Articles of Incorporation or Bylaws in any manner that would impair or reduce the rights of the Series A Preferred Stock; or

(c)             authorize or enter into any transaction resulting in the redemption of any of the Corporation’s securities

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5.               Conversion. The Series A Preferred Stock shall be convertible into Common Stock, as follows:

(a)             Right to Convert. At any time on or after the issuance date of shares of the Series A Preferred Stock, the holder of any shares of Series A Preferred Stock may, at such holder’s option, elect to convert all or any portion of the shares of Series A Preferred Stock held by such person into fully paid and nonassessable shares of Common Stock.

(b)            Conversion Rate. Each share of Series A Preferred Stock shall initially be convertible into eighty (80) shares of Common Stock (the “Conversion Rate”). The initial Conversion Rate of Series A Preferred Stock shall be subject to adjustment as hereinafter provided; provided that the rate of conversion of the Series A Preferred Stock will not be adjusted for any reverse split or other combination of the Common Stock of the Corporation for a period of one year from the filing date of this Certificate of Designation.

(c)             Mechanics of Conversion. The conversion of Series A Preferred Stock shall be conducted in the following manner:

(i)               Holder’s Delivery Requirements. To convert Series A Preferred Stock into full shares of Common Stock on any date (the “Conversion Date”), the holder thereof shall (A) transmit as permitted by Section 5(h), for receipt on or prior to 5:00 p.m., New York time, on such date, a copy of a fully-executed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”), to the Corporation at its principal executive offices, and (B) surrender to a common carrier for delivery to the Corporation as soon as practicable following such Voluntary Conversion Date the original certificates representing the shares of Series A Preferred Stock being converted (or an Affidavit of Loss with respect to such shares in the case of their loss, theft or destruction) (the “Preferred Stock Certificates”) and the originally executed Conversion Notice.

(ii)             Corporation’s Response. Upon receipt by the Corporation of a copy of a Conversion Notice, the Corporation shall promptly send, via facsimile or email, a confirmation of receipt of such Conversion Notice to such holder. Upon receipt by the Corporation of a copy of the fully-executed Conversion Notice, the Corporation shall issue and deliver or cause its designated transfer agent (the “Transfer Agent”) to issue and deliver, as applicable, within three (3) business days following the date of receipt by the Corporation of the fully-executed Conversion Notice (such third business day being the “Delivery Date”), to the holder a stock certificate representing the shares of Common Stock as specified in the Conversion Notice, registered in the name of the holder or its designee, for the number of shares of Common Stock to which the holder shall be entitled. If the number of shares of Preferred Stock represented by the Preferred Stock Certificate(s) submitted for conversion is greater than the number of shares of Series A Preferred Stock being converted, then the Corporation shall, as soon as practicable and in no event later than three (3) business days after receipt of the Preferred Stock Certificate(s) and at the Corporation’s expense, issue and deliver to the holder a new Preferred Stock Certificate representing the number of shares of Series A Preferred Stock not converted.

(iii)           Dispute Resolution. In the case of a dispute as to the arithmetic calculation of the number of shares of Common Stock to be issued upon conversion, the Corporation shall cause the Transfer Agent to promptly issue to the holders the number of shares of Common Stock that is not disputed and shall submit the arithmetic calculations to the holders via facsimile as soon as possible, but in no event later than two (2) business days after receipt of such holder’s Conversion Notice. If such holder and the Corporation are unable to agree upon the arithmetic calculation of the number of shares of Common Stock to be issued upon such conversion within one (1) business day of such disputed arithmetic calculation being submitted to the holder, then the Corporation shall within one (1) business day submit via facsimile the disputed arithmetic calculation of the number of shares of Common Stock to be issued upon such conversion to an independent, outside accountant (other than the Corporation's accountant) of national standing nominated by the Corporation and approved by such holder. The Corporation shall cause the accountant to perform the calculations and to notify the Corporation and the holder of the results no later than seventy-two (72) hours from the time it receives the disputed calculations. Such accountant’s calculation shall be binding upon all parties absent manifest error. The reasonable expenses of such accountant in making such determination shall be paid by the Corporation, in the event the holder’s calculation was correct, or by the holder, in the event the Corporation’s calculation was correct, or equally by the Corporation and the holder in the event that neither the Corporation’s or the holder’s calculation was correct. The period of time in which the Corporation is required to effect conversions or redemptions under this Certificate of Designation shall be tolled with respect to the subject conversion or redemption pending resolution of any dispute by the Corporation made in good faith and in accordance with this Section 5(c)(iii).

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(d)            Record Holder. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion of the Series A Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of the close of the stock register for the Common Stock on the Conversion Date.

(e)             Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the amount of shares issued upon conversion of Series A Preferred Stock shall be rounded up or down to the nearest whole share.

(f)             Adjustment of Conversion Rate. The Conversion Rate of the Series A Preferred Stock shall be subject to adjustment from time to time as follows:

(i)               If the number of shares of Common Stock outstanding at any time after the date hereof is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, on the date such payment is made or such change is effective, the Conversion Rate shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of the Series A Preferred Stock shall be increased in proportion to such increase of issued and outstanding shares of Common Stock.

(ii)             If the number of shares of Common Stock issued and outstanding at any time after the date hereof is decreased by a combination of the issued and outstanding shares of Common Stock, then, on the effective date of such combination, the Conversion Rate shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of the Series A Preferred Stock shall be decreased in proportion to such decrease in issued and outstanding shares of Common Stock.

(iii)           In case the Corporation shall declare a cash dividend upon its Common Stock payable otherwise than out of retained earnings or shall distribute to holders of its Common Stock shares of its capital stock (other than Common Stock), stock or other securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights (excluding options to purchase and rights to subscribe for Common Stock or other securities of the Corporation convertible into or exchangeable for Common Stock), then, in such case, the holders of shares of Series A Preferred Stock shall, concurrent with the distribution to holders of Common Stock, receive a like distribution based upon the number of shares of Common Stock into which such Series A Preferred Stock is then convertible.

(iv)            In case, at any time after the date hereof, of any capital reorganization, or any reclassification of the stock of the Corporation (other than a change in par value or as a result of a stock dividend or subdivision, split-up, or combination of shares), or the consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing entity and which does not result in any change in the Common Stock), or of the sale or other disposition of all or substantially all the properties and assets of the Corporation as an entirety to any other person, the shares of Series A Preferred Stock shall, if such event is not deemed a liquidation for purposes of subparagraph 3(a), after such reorganization, reclassification, consolidation, merger, sale, or other disposition, be convertible into the kind and number of shares of stock or other securities or property of the Corporation or of the entity resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold or otherwise disposed to which such holder would have been entitled if immediately prior to such reorganization, reclassification, consolidation, merger, sale, or other disposition he had converted his shares of Series A Preferred Stock into Common Stock. The provisions of this subparagraph (vi) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, or other dispositions.

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(g)            Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of a Conversion Rate pursuant to this paragraph 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth: (i) such adjustments and readjustments, (ii) the Conversion Rate at the time in effect for the Series A Preferred Stock held, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series A Preferred Stock.

(h)            Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile or e-mail or three (3) business days following being mailed by certified or registered mail, postage prepaid, return-receipt requested, addressed to the holder of record at its address appearing on the books of the Corporation. The Corporation will give written notice to each holder of Series A Preferred Stock at least twenty (20) days prior to the date on which the Corporation closes its books or takes a record (a) with respect to any dividend or distribution upon the Common Stock, (b) with respect to any pro rata subscription offer to holders of Common Stock, or (c) for determining rights to vote with respect to any dissolution, liquidation or winding-up and in no event shall such notice be provided to such holder prior to such information being made known to the public. The Corporation will also give written notice to each holder of Series A Preferred Stock at least twenty (20) days prior to the date on which any dissolution, liquidation or winding-up will take place; provided, however, that in no event shall such notice be provided to such holder prior to such information being made known to the public.

6.               Protective Provisions. In addition to any other rights provided by law, without first obtaining the affirmative vote or written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock, the Corporation shall not amend or repeal any provision of, or add any provision to, this Certificate of Designation, if such action would adversely alter or change the preferences, rights, privileges, or powers of, or restrictions provided for the benefit of, the Series A Preferred Stock.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on behalf of Knowledge Machine International, Inc. this 10th day of June 2016.

Knowledge Machine International, Inc.

By /s/ Vivek R. Dave

Vivek R. Dave, Ph.D., Chief Executive Officer

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EXHIBIT I

PSM HOLDINGS, INC.

CONVERSION NOTICE

Reference is made to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Knowledge Machine International, Inc. (the “Certificate of Designation”). In accordance with and pursuant to the Certificate of Designation, the undersigned hereby elects to convert the number of shares of Series A Convertible Preferred Stock, par value $.001 per share (the “Preferred Stock”), of Knowledge Machine International, Inc., a Nevada corporation (the “Corporation”), indicated below into shares of Common Stock, par value $.001 per share (the “Common Stock”), of the Corporation, by tendering the stock certificate(s) representing the share(s) of Preferred Stock specified below as of the date specified below.

Date of Conversion: ___________________________________________________________

Number of shares of Preferred Stock to be converted: __________________________________

Stock certificate no(s). of Preferred Stock to be converted: ______________________________

The shares of Common Stock issuable upon such conversion have been sold pursuant to the Registration Statement: YES ___ NO ___

Please confirm the following information:

Conversion Price: _____________________________________________________________

Number of shares of Common Stock to be issued: _____________________________________

Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the Date of Conversion: ______________________________________________________

Please issue the Common Stock into which the shares of Preferred Stock are being converted and, if applicable, any check drawn on an account of the Corporation, in the following name and to the following address:

Issue to:

Facsimile Number:

Authorization:
By:
Title:

Dated:

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